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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                              LINDBERG CORPORATION
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   5351 71 102
                              --------------------
                                 (CUSIP Number)

                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                  July 28, 2000
             -------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP NO. 5351 71 102
         ---------------------

  (1)     NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IRA SOCHET
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
           PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    803,200
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   803,200
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          803,200
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          IN
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         This amendment to Schedule 13D (the "Amendment") is filed as the eighth amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 4 and Item 5 below.

ITEM 4.           PURPOSE OF TRANSACTION.

         On July 28, 2000, the Reporting Person met with the Issuer's Board of Directors to discuss informally alternatives available to the Issuer to maximize stockholder value and to improve the liquidity of the Common Stock. Although the Issuer rejected the Reporting Person's offer to acquire for $9.00 per share all of the Common Stock not owned by the Reporting Person, the Reporting Person has not withdrawn his offer. The Reporting Person, however, intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

Except as described above and in the Schedule 13D, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on August 14, 2000, the Reporting Person beneficially owned an aggregate of 803,200 shares of Common Stock, which constituted approximately 14.2 percent of the 5,661,661 shares of Common Stock outstanding on May 10, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market sales effected through brokers.

                                                           APPROXIMATE PRICE
                               NUMBER OF                         PER SHARE
             DATE             SHARES SOLD               (INCLUDING COMMISSIONS)
             ----             -----------               -----------------------

            06/05/00              6,500                            $7.9196
            06/12/00             12,000                            $7.8125




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         (d)      Not applicable.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2000                                    /s/ IRA SOCHET
                                                   ----------------------------
                                                       Ira Sochet





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